UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(RULE 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULES 13d-1(b), (c) AND (d) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No.4)*

The Estée Lauder Companies Inc.

(Name of Issuer)

Class A Common Stock,

par value $.01 per share

(Title of Class of Securities)

518439 10 4

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 518439 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The 1995 Estée Lauder RSL Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power —

	6.	Shared Voting Power —

	7.	Sole Dispositive Power —

	8.	Shared Dispositive Power —

9.	Aggregate Amount Beneficially Owned by Each Reporting Person None

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ N/A

11.	Percent of Class Represented by Amount in Row (9) 0.0% ** SEE ITEM 4

12.	Type of Reporting Person (See Instructions) OO

Item 1.	Identity of Issuer
	(a)	Name of Issuer The Estée Lauder Companies Inc. (the “Issuer”).

	(b)	Address of Issuer’s Principal Executive Offices 767 Fifth Avenue, New York, New York 10153.

Item 2.	Identity of Person Filing
(a) - (c)

This report is being filed by The 1995 Estée Lauder RSL Trust with a business address of 767 Fifth Avenue, New York, New York 10153  (the “Reporting Person”).  The Reporting Person was organized in the State of New York.

	(d) - (e)	This report covers the Issuer’s Class A Common Stock, par value $.01 per share (the “Class A Common Stock”). The CUSIP number of the Class A Common Stock is 518439 10 4.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: As of December 31, 2004, the Reporting Person did not beneficially own any shares of Class A Common Stock.
(b) Percent of class: Not Applicable.
(c) Number of shares as to which the person has: Not Applicable.
(i) Sole power to vote or to direct the vote
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of
(iv) Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group

As of December 17, 2004, Lauder & Sons L.P. and the Reporting Person in its capacity as a general partner of Lauder & Sons L.P. ceased to be party to the Stockholders’ Agreement, dated November 22, 1995, as amended, among certain Lauder Family Members (as defined therein) and the Issuer, which provides for certain matters relating to the voting and transfer of shares of Class A Common Stock and Class B Common Stock.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The 1995 Estée Lauder RSL Trust

February 11, 2005
Date
/s/ Ronald S. Lauder
Signature
Ronald S. Lauder, trustee
Name/Title